Exhibit 99.1

Vedanta Resources Limited 30 Berkeley Square London W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

March 16, 2021

VEDANTA RESOURCES LIMITED

VOLUNTARY OPEN OFFER FOR VEDANTA LIMITED

•	Increase in offer size to 651 million equity shares representing 17.51% voting share capital of Vedanta Limited.

•	Increase in offer price to INR 235 per share (including interest)

•	Tendering period: March 23, 2021 to April 7, 2021

Vedanta Resources Limited (VRL), along with persons acting in concert with it (PACs), had announced a voluntary open offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (“SEBI (SAST) Regulations”), for the acquisition of up to 371,750,500 equity shares, representing 10% of the voting share capital of Vedanta Limited (VEDL) at a price of INR 160 per equity share.

In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to: (a) increase the number of Equity Shares to be acquired in the Open Offer to up to 651,000,000 equity shares, representing 17.51% of voting share capital of Vedanta Limited; and (b) increase the offer price to INR 235.00 (Indian Rupees Two Hundred Thirty-Five) per equity share including interest of INR 1.29 per equity share. Total consideration for the offer is ~INR 15,300 crores (US$2,110 million).

In accordance with the SEBI (SAST) Regulations, schedule of activities shall stand amended and the date of commencement of the tendering period (“Offer Opening Date”) shall be March 23, 2021 and date of closure of the tendering period (“Offer Closing Date”) shall be April 7, 2021.

Further details relating to the Offer will be set out in the final letter of offer which will be available on SEBI’s website (www.sebi.gov.in).

Vedanta Resources Limited 30 Berkeley Square London W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

For further information, please contact:

Varun Kapoor

Head - Investor Relations

ir@vedanta.co.in

Roma Balwani

Head, Corporate Communications

Tel: +91 124 459 3000

gc@vedanta.co.in

About Vedanta Resources

Vedanta Resources Limited (“Vedanta”) is a diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia and South Africa. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. For more information on Vedanta Resources, please visit www.vedantaresources.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.